SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)
Zapata Corporation*
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
989070602
(CUSIP Number)
Philip Falcone
450 Park Avenue
30th Floor
New York, New York 10022
(212) 339-5888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 3, 2009
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD., HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. AND/OR GLOBAL OPPORTUNITIES BREAKAWAY LTD. (COLLECTIVELY, THE “FUNDS”). ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR ALL OF THE FUNDS.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ACT”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbinger Capital Partners Master Fund I, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,316,687

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,316,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,316,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbinger Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,316,687

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,316,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,316,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON*

	OO

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbinger Capital Partners Special Situations Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,316,687

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,316,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,316,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON*

	PN

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbinger Capital Partners Special Situations GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,316,687

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,316,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,316,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON*

	OO

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Opportunities Breakaway Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,316,687

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,316,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,316,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbinger Capital Partners II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,316,687

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,316,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,316,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON*

	PN

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbinger Capital Partners II GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,316,687

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,316,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,316,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON*

	OO

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbinger Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,633,374

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,633,374

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,633,374

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.4%

14	TYPE OF REPORTING PERSON*

	OO

CUSIP No.	989070602

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip Falcone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,950,061

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,950,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,950,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.6%

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	989070602
Item 1. Security and Issuer.
ITEM 1 OF SCHEDULE 13D IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:
This Amendment No. 2 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2009, as amended by the amended Schedule 13D, filed with the SEC on July 13, 2009 (the Schedule 13D as amended is herein referred to as the “Schedule 13D”).
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended by deleting paragraphs (a), (b), (c) and (f) thereof and replacing such paragraphs with the following:
(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Global Opportunities Breakaway Ltd. (the “Breakaway Fund”); Harbinger Capital Partners II LP (formerly Global Opportunities Breakaway Management, L.P.) (“HCP II”), the investment manager of the Breakaway Fund; Harbinger Capital Partners II GP LLC (formerly Global Opportunities Breakaway Management GP, L.L.C.) (“HCP II GP”), the general partner of HCP II; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of HCP II GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Breakaway Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, HCP II, HCP II GP, Harbinger Holdings and Philip Falcone may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).
The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The Breakaway Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. Each of Harbinger LLC, HCPSS, HCP II GP and Harbinger Holdings is a Delaware limited liability company. Each of the Special Fund and HCP II is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, HCP II, HCP II GP, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor New York, NY 10022.
Item 3. Source and Amount of Funds or Other Consideration.
As of the date hereof the Master Fund may be deemed to beneficially own 3,316,687 Shares.
As of the date hereof Harbinger LLC may be deemed to beneficially own 3,316,687 Shares.
As of the date hereof the Special Fund may be deemed to beneficially own 3,316,687 Shares.
As of the date hereof HCPSS may be deemed to beneficially own 3,316,687 Shares.
As of the date hereof the Breakaway Fund may be deemed to beneficially own 3,316,687 Shares.
As of the date hereof HCP II may be deemed to beneficially own 3,316,687 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 3,316,687 Shares.
As of the date hereof Harbinger Holdings may be deemed to beneficially own 6,633,374 Shares.
As of the date hereof Philip Falcone may be deemed to beneficially own 9,950,061 Shares.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
Item 4. Purpose of Transaction.
ITEM 4 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON JUNE 19, 2009 IS AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:
On July 9, 2009, the Funds purchased 9,937,962 Shares, or 51.6%, of the Issuer’s Shares, from The Malcolm I. Glazer Family Limited Partnership, and certain members of the Glazer family. On August 26, 2009, the Funds purchased an additional 12,099 Shares from another member of the Glazer family, resulting in a total of 9,950,061 Shares, or 51.6% of the Issuer’s Shares. We refer to these transactions as the “Harbinger Purchase Transaction.” The board of directors of the Issuer currently consists of Philip A. Falcone, Lawrence M. Clark, Jr., Peter A. Jenson and Keith Hladek, each of whom is an employee of an affiliate of the Funds, and Lap W. Chan, Thomas Hudgins and Robert V. Leffler, Jr., each of whom is an independent director. Mr. Falcone is Chairman of the Board, President and Chief Executive Officer of the Issuer and Mr. Jenson is Secretary of the Issuer.
The principal focus of the Issuer has been, and following the Harbinger Purchase Transaction continues to be, identifying and evaluating business combinations and acquisitions of businesses or assets. The Reporting Persons intend to introduce new acquisition and business combination opportunities to the Issuer, including businesses which are controlled by, affiliated with or otherwise known to the Reporting Persons. The Funds are providing various management services to the Issuer, including strategic planning and identification and analysis of potential acquisition and capital-raising transactions. The Funds expect to be reimbursed for the costs of providing such management services, subject to approval of the Board’s independent directors.
On November 3, 2009, following the adoption by the Issuer’s Board of Directors of an Agreement and Plan of Merger (the “Merger Agreement”) between the Issuer and its newly formed, wholly-owned subsidiary, Harbinger Group Inc., a Delaware corporation formed for this purpose (“Harbinger Group”), the Reporting Persons authorized and approved, upon the terms and conditions set forth in the Merger Agreement, the merger of the Issuer with and into Harbinger Group (the “Reincorporation Merger”) which will result in the following:
•	the domicile of the Issuer will change from the State of Nevada to the State of Delaware;

•	the Issuer will be governed by the laws of the State of Delaware and by a new charter and new by-laws prepared in accordance with Delaware law;

•	the Issuer’s stockholders will receive one share of common stock of Harbinger Group for each share of the Issuer’s common stock owned by them at the time the Reincorporation Merger is effected;

•	the persons presently serving as the Issuer’s executive officers and directors will serve in their same respective positions with Harbinger Group;

•	the Issuer’s name will change to “Harbinger Group Inc.”; and

•	Harbinger Group will be the successor corporation and continue the business of the Issuer.

The Reporting Persons anticipate that the Reincorporation Merger will become effective 20 calendar days after the date the Issuer mails the definitive Information Statement to its stockholders.
The certificate of incorporation and bylaws of Harbinger Group contain provisions that vary from those of the Issuer. Certain of the changes in the Issuer’s constituent documents that will be effected as a result of the Reincorporation Merger are described in the Information Statement on Schedule 14C filed by the Issuer on November 4, 2009 with the Securities and Exchange Commission (the “Issuer’s Schedule 14C”). The section of the Issuer’s Schedule 14C captioned “The Reincorporation Merger — Significant Changes Caused by the Reincorporation Merger” is incorporated herein by this reference. Among other things: the authorized capital of the Issuer will be increased to consist of 10,000,000 shares of preferred stock and 500,000,000 shares of common stock; the certificate of incorporation of Harbinger Group will include a provision replicating Section 203 of the Delaware General Corporations Law, but will not apply to the Funds or any other person who was an “interested stockholder” prior to the Reincorporation Merger, whether or not the holdings of such interested stockholder fall beneath the 15% threshold and later again surpass the 15% threshold; and a provision requiring the affirmative vote or consent of holders of 80% of the voting stock of the Issuer to approve certain merger, asset sale, acquisition and lease transactions with certain beneficial owners of our common stock is omitted.
The Reporting Persons intend to evaluate their investment in the Shares on a continual basis. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include causing a distribution of available cash of the Issuer, further acquisitions of Shares of the Issuer or disposal of all or any portion of the Shares acquired in the Harbinger Purchase Transaction or other Shares of the Issuer otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.
Other than as expressly set forth above, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 3,316,687, constituting 17.2% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.
(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.
(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.
(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.
(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.
(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 3,316,687 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,316,687 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,316,687 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 6,633,374 Shares, constituting 34.4% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,633,374 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,633,374 Shares.
(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 9,950,061 Shares, constituting 51.6% of the Shares of the Issuer, based upon 19,284,850 Shares outstanding as of October 29, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2009.
Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,950,061 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,950,061 Shares.
Item 6. Material to be Filed as Exhibits.
THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:
Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Agreement and Plan of Merger, dated as of November 4, 2009, by and between the Issuer and Harbinger Group Inc. (incorporated by reference to Exhibit A to the Issuer’s Information Statement on Schedule 14C filed on November 4, 2009)
Exhibit C: Certificate of Incorporation of Harbinger Group Inc. (incorporated by reference to Exhibit B to the Issuer’s Information Statement on Schedule 14C filed on November 4, 2009)
Exhibit D: Bylaws of Harbinger Group Inc. (incorporated by reference to Exhibit C to the Issuer’s Information Statement on Schedule 14C filed on November 4, 2009)
Exhibit E: The section captioned “The Reincorporation Merger — Significant Changes Caused by the Reincorporation Merger” is incorporated herein by this reference from the Issuer’s Information Statement on Schedule 14C filed on November 4, 2009

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone

Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone

Harbinger Capital Partners Special Situations Fund, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone

Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone

Global Opportunities Breakaway Ltd.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone

Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone

Harbinger Capital Partners II GP LLC

By:	/s/ Philip Falcone

Harbinger Holdings, LLC

By:	/s/ Philip Falcone

/s/ Philip Falcone

Philip Falcone
November 4, 2009